RSE INNOVATION, LLC

46 Howard Street, Suite 215

New York, NY 10013

December 20, 2024

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Cara Wirth

Re:RSE Innovation, LLC
Post-Qualification Amendment No. 15
Filed December 19, 2024

           File No. 024-11612

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Innovation, LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission at 1:00 p.m., Eastern Time, on Friday, December 20, 2024, or as soon thereafter as practicable.

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ Chris Bruno

Chief Executive Officer & President of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Innovation Manager, LLC,

the Managing Member of RSE Innovation, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Timothy W. Gregg, Esq., Maynard Nexsen PC